Rule 12g: 82-2748

COPY



MINUTES OF THE ANNUAL AND SPECIAL GENERAL MEETING
OF THE SHAREHOLDERS OF
Goldcliff Resource Corporation (the "Company")

held at the offices of **VECTOR** Corporate Finance Lawyers
1040-999 West Hastings Street, Vancouver, B.C.
on the 13th day of April, 2005
at the hour of 10:00 o'clock in the forenoon, local time

PRESENT:

Authorized Share Capital:	100,000,000 Common Shares without par value.
Issued and Outstanding Shares as at the record date:	27,186,100
Record Date for Voting:	March 9, 2005
Number of shareholders present	
(a) in person:	1
(b) by proxy:	36
Number of shares represented:	
(a) by shareholders in person:	3,134,886
(b) by proxy	3,513,004
Total shares represented:	6,647,890




05007472

being a quorum of the shareholders of the Company.

With the consent of the Meeting, ON MOTION Graham H. Scott, legal counsel to the Company, took the chair and appointed Leonard W. Saleken, the President of the Company, to act as the Recording Secretary of the Meeting. ON MOTION the Chairman then appointed an official of Pacific Corporate Trust Company to act as Scrutineer.

NOTICE OF MEETING

The Chairman tabled the Affidavit of Mailing confirming that the following material:

1. (a) Notice of Annual and Special Meeting
   (b) Management Information Circular including Schedule "A", Statement of Executive Compensation; Schedule "B", Charter of the Audit Committee
   (c) President's Report to Shareholders

(d) Management Discussion and Analysis
(e) Audited Financial Statements for the period ended October 31, 2004, including the accompanying notes and auditor's report

2. Form of Proxy

3. Voting Instruction Form

4. Financial Statement Request Form

5. Return Envelope

had been mailed to of the Company entitled to attend the Meeting and to each director in accordance with the requirements of National Instrument 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer*, the Articles and section 169 of the *Business Corporations Act* (British Columbia). The Chairman waived the reading of the Notice and stated that the declaration as to mailing would be filed with the minutes of the Meeting.

SCRUTINEER'S REPORT

The Scrutineer filed a preliminary written report on attendance stating the number of shareholders personally present and the total number of shares represented, whether in person or by proxy. A quorum of the shareholders of the Company being present in person or represented by proxy, the Meeting was declared to be regularly constituted and open for the transaction of business.

RULES RESPECTING VOTING

The Chairman advised that to the best of his belief, the number of votes cast by proxy against each resolution was less than 5% of all votes that might be cast at the Meeting. He further advised that in the event that the number of votes cast by proxy against resolution is more than 5%, he would direct that such matter be conducted by ballot.

MINUTES OF PREVIOUS GENERAL MEETING

The Chairman advised that the last General Meeting of the Company was held on April 14, 2004 and that the minutes of such meeting were filed in the minute book and available for inspection. UPON MOTION IT WAS RESOLVED that the reading of the minutes of the last General Meeting be dispensed with and the minutes taken as read and verified as correct.

REPORT OF DIRECTORS

The Chairman advised that the President's Report to Shareholders, which dealt with a review of the Company's operations and performance during the preceding year and its plans for the immediate future, was contained in the material that was mailed to shareholders. He

submitted the same to the Meeting and further advised that copies of the said Report were available from the Scrutineer. UPON MOTION IT WAS RESOLVED that the President's Report to Shareholders be accepted.

BUSINESS CONTAINED IN THE NOTICE OF MEETING

(a) Financial Statements

The audited financial statements of the Company for the period ended October 31, 2004, including the accompanying notes and the auditor's report, were presented to the Meeting. There were no questions in respect of the financial statements. The audited financial statements for the period ended October 31, 2004 including the accompanying notes and the auditor's report, were therefore declared to be accepted.

(b) Appointment and Remuneration of Auditor

The Chairman asked for a motion from the floor appointing Davidson & Company, as the auditor of the Company to hold office until the next annual reference date of the Company or until their successor is appointed and further that the directors be authorized to fix the remuneration to be paid to the auditor. UPON MOTION IT WAS RESOLVED that Davidson & Company be appointed the auditor of the Company to hold office until the next annual reference date of the Company or until their successor is appointed. UPON MOTION IT WAS FURTHER RESOLVED that the directors of the Company be authorized to fix the remuneration to be paid to the auditor.

(c) Election of Directors

The Chairman advised that the persons nominated were the present directors of the Company and were management's nominees for re-election, as was stated in the Information Circular mailed to the shareholders.

He asked for any other nominations from the floor and since there were none he declared the nominations closed. The Chairman further advised that four persons were elected or appointed at the last Annual General Meeting and that four persons had been nominated to act as directors for the ensuing year. UPON MOTION IT WAS RESOLVED that the election of four nominees by a single resolution be approved. UPON MOTION IT WAS FURTHER RESOLVED that the following persons be elected directors of the Company for the ensuing year, to hold office until the next Annual General Meeting:

Leonard W. Saleken
Paul W. Saxton
Edwin R. Rockel
George W. Sanders

(d) Transition under the *Business Corporations Act* (British Columbia)

The Chairman advised that the next item was consideration of the Company under the *Business Corporations Act* (British Columbia) which involved (a) removal of the Pre-Existing

Company Provisions, (b) Increase of the Authorized Capital, and (c) Replacement of the Company's Articles, all as more fully set forth in the Information Circular mailed to shareholders.

He further advised that copies of the special resolutions were available for inspection and that, in accordance with the Pre-Existing Company Provisions, the majority of votes required for the Company to pass a "special resolution" at a general meeting is ¾ of the votes cast on the resolution by those shareholders of a company, who, being entitled to do so, vote in person or by proxy at a general meeting of the Company where not less than 21 days' but not more than two months' notice of the general meeting has been given in accordance with the *Business Corporations Act* (British Columbia).

UPON MOTION duly made, seconded and carried unanimously, IT WAS RESOLVED, as a special resolution, that:

(a) the Pre-Existing Company Provisions set forth in Table 3 of the Business Corporations Regulations under the *Business Corporations Act* (British Columbia) are hereby removed and no longer apply to the Company;
(b) any director of the Company is authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions that may be necessary to effect the amendment; and
(c) the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

UPON MOTION duly made, seconded and carried unanimously, IT WAS FURTHER RESOLVED, as a special resolution, that:

(a) the number of common shares authorized to be issued be increased to an unlimited number of common shares without par value and the Company's Notice of Articles be altered accordingly;
(b) any one director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions as may be necessary to effect the amendment;
(c) the board of directors is hereby authorized, at any time in its absolute, discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders;
(d) the alterations made to the Company's Articles shall not take effect until the Notice of Articles contained in the Transition Application has been filed;
(e) subject to deposit at the Company's records office of this resolution and the directors' resolution authorizing the transition, the solicitors for the Company are authorized and directed to electronically file the Transition Application and the Notice of Alteration with the Registrar of Companies.

UPON MOTION duly made, seconded and carried unanimously, IT WAS FURTHER RESOLVED, as a special resolution, that:

(a) the existing Articles of the Company, as filed with the British Columbia Registrar of Companies, be cancelled and that a new form of Articles be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

(b) any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions, or as may be required to carry out the full intent and meaning thereof; and

(c) the new form of Articles shall take effect upon deposit of this resolution at the Company's records office.

OTHER BUSINESS

The Chairman advised that the formal business of the Meeting had now been concluded and asked if there was any other matter a shareholder wished to raise. No other matters were raised by the shareholders present.

TERMINATION

There being no other business, UPON MOTION IT WAS RESOLVED that the Annual and Special General Meeting of the Company be concluded.





(signature)	_(signature)_
Graham H. Scott _(Name - please print)_	Leonard W. Saleken _(Name - please print)_
Chairman of the Meeting	Recording Secretary of the Meeting